ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com
April 14, 2010
WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL CLIENT/MATTER NUMBER 067920-0452

Via EDGAR and Federal Express

Mr. John Dana Brown

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-3561

Re:                               Quad/Graphics, Inc.

Registration Statement on Form S-4

Originally Filed March 5, 2010

File No. 333-165259

Dear Mr. Brown and Ms. Block:

On behalf of our client, Quad/Graphics, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 1, 2010 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Enclosed with each of the hard copies of this response letter please find a copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement which was filed today with the Commission via the EDGAR System.  Each copy of Amendment No. 1 is marked to show the changes made from the original Registration Statement filed with the Commission on March 5, 2010.

Cover Page

1.                                      Please provide all of the information required by Item 501 of Regulation S-K, including the market for the registered shares.

The Company has revised paragraph 5 on the cover page (which is also the letter to the World Color Press shareholders) to specify that the registered shares are expected to be listed on either the New York Stock Exchange or The Nasdaq Stock Market under the symbol “QGI” or “QGIX” (which have been reserved), in order to satisfy Item 501(b)(4) of Regulation S-K.  The Company respectfully advises the Staff that it believes that all of the other information required by Item 501 of Regulation S-K is provided on the cover page.

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Summary, page 7

2.                                      The summary term sheet should begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

The Company has moved the summary term sheet forward in the Registration Statement so that it begins on the first page of Amendment No. 1.

3.                                      Your summary term sheet is twenty-three pages long. We note in particular the length of the sections regarding Conditions, Termination, Termination Fees, and Fees Payable by World Color Press on pages 13 through 19. The summary term sheet is intended to briefly describe the most material terms of the proposed transaction and should not recite all information contained in the disclosure document. Please revise.

The Company has revised the summary section of the Registration Statement in response to this comment.  Please note that while the summary section is still 21 pages long in Amendment No. 1, nine of those pages include selected historical and pro forma financial information that the Company believes is material to investors even though not required to be in the summary section.

4.                                      Please revise to remove marketing language throughout the document. Examples include, “state-of-the-art,” “substantial, yet disciplined,” and “modern manufacturing platform.”

The Company has removed marketing language throughout the Registration Statement in response to this comment.  The Company respectfully advises the Staff that it does not consider the words “modern manufacturing platform” to be marketing language. The Company intends “modern manufacturing platform” to be a descriptive term referring to what the Company believes is the relatively low average age of its equipment comprising the platform.  Nonetheless, the Company has removed from the Registration Statement, as reflected in Amendment No. 1, comparative language indicating that it believes that its manufacturing platform is more efficient or modern than others in the industry.

5.                                      Please disclose that after the merger members of the Quadracci family, trusts for their benefit or other affiliates of Quad/Graphics, will constitute about 65% of the combined company’s total voting power and will be able to exercise a controlling influence over the combined company’s business and will have the power to elect its directors.

The Company has added disclosure in the summary section of the Registration Statement indicating that, upon consummation of the arrangement, members of the Quadracci family, trusts for their benefit and other affiliates of the Company are expected to hold more than 80% of the combined company’s total voting power and will be able to, among other things, exercise a controlling influence over the combined company’s business and have the power to elect its directors.

6.                                      Please disclose the date on which the Quebec Superior Court hearing regarding final court approval of the arrangement will occur. State that World Color Press shareholders and other interested parties may present evidence or arguments regarding the fairness of the arrangement and other matters to the court. Disclose the date by which parties must serve and file a notice of intention to appear. Indicate that a copy of the notice of application accompanies this proxy circular/prospectus.

The section titled “Summary — Completion of the Transaction is Subject to Regulatory Clearance” has been revised to add the requested disclosure. Please see page 7 of Amendment No. 1.

The date of the Quebec Superior Court hearing regarding final court approval of the arrangement will not be determined until Quebec Superior Court grants the Interim Order, and it will be specified in the Interim Order.  The parties anticipate requesting the Interim Order once all of the Staff’s comments on the preliminary Form S-4 have been substantially resolved.  Accordingly, the Company is not able to specify the date for the hearing for the final order at this time.  The Company has been advised that, based on prior practice, the hearing in respect of the final order is expected to occur on the first, second or third business day following the conclusion of the World Color Press special meeting, subject to court availability.  The date by which a person who wishes to appear at the hearing must serve and file the above-mentioned court materials is expected to be seven or eight business days before the date of the hearing.

7.                                      In the section titled “The Companies” please discuss the nature and results of the World Color Press bankruptcy. Please also do so in the “World Color Press Business” section on page 59.

The sections titled “Summary — The Companies” and “World Color Press Business” have been revised to add disclosure on the nature and results of the World Color Press bankruptcy. Please see page 3 and pages 59 and 60 of Amendment No. 1.

8.                                      In the section titled “Differences Exist Between the Rights of Quad/Graphics and World Color Press Common Shareholders” please briefly highlight the most material differences in shareholder rights between World Color Press common stock and the Quad/Graphics class A common stock. We note for example that after the transaction:

•             The board will be able fill vacancies without a quorum and without shareholder action;

•             The shareholder vote required to remove directors will generally increase from a simple majority to 66 2/3%;

•             Unanimous shareholder agreement will no longer be required to limit the liability of directors;

•             Quorum of shareholders will increase from 10% to a simple majority and common shareholders that are not part of the Quad/Graphics voting trust will not have sufficient shares to constitute a quorum;

•             The shareholder votes required to call a special meeting will increase from 5% to 10%;

•             Shareholders will not be entitled to dissenters’ rights if, as is anticipated, their shares trade on a national securities exchange; and

•             Derivative actions and “oppression remedy” will not be available.

The Company has revised the section titled “Summary — Differences Exist Between the Rights of Quad/Graphics and World Color Press Common Shareholders” to briefly highlight the most material differences in shareholder rights between World Color Press common stock and the Company’s class A common stock, including the differences noted in the Staff’s comment.  Please see page 11 of Amendment No. 1.

World Color Press Directors and Executive Officers, page 13

9.                                      Please provide us a summary of the timeline of negotiations for the World Color Press Directors to be directors on the Quad/Graphics board and any negotiations of World Color Press executives to continue employment with Quad/Graphics. In your response, please address any equity ownership that the directors or executives of World Color Press that will continue on with Quad/Graphics will have with Quad/Graphics.

The Staff is respectfully advised that the negotiations for two World Color Press directors to become directors of the Company after the consummation of the arrangement have now concluded.  The Company selected Mr. Angelson prior to the signing of the arrangement agreement and recently selected Mr. Ryder.  The Registration Statement has been revised throughout to reflect this fact.  With the exception of Brian Freschi, with whom the Company has concluded negotiations, the Company currently expects not to conduct any such negotiations with World Color Press executives until shortly before the completion of the arrangement.

The Company also respectfully advises the Staff that none of the directors or executives of World Color Press who will continue on with the Company will have equity ownership with the

Company immediately following the consummation of the arrangement.  Thereafter, Mr. Angelson and Mr. Ryder, as directors of the Company after the consummation of the arrangement, will participate in the Company’s director compensation program applicable to all of the Company’s directors and may acquire equity ownership in the Company as a result.  In addition, as described in the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement — Compensation of Executive Officers — Compensation Discussion and Analysis,” the Company’s compensation committee expects that changes implemented as a result of its review of the elements of the Company’s executive compensation program in connection with the consummation of the arrangement will include a new equity incentive plan. Please see pages 169-170 of Amendment No. 1. The Company expects that World Color Press executives who become executives of the Company following the consummation of the transaction will be eligible to participate in any such new equity incentive plan on the same basis as other similarly situated executives of the Company and may acquire equity ownership in the Company as a result.

Risk Factors, page 30

10.                               We note your statement that World Color Press shareholders should “carefully consider the following factors, in addition to those factors discussed elsewhere….” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

The Company has eliminated the reference to additional “factors discussed elsewhere” and respectfully advises the Staff that it believes all material risks are discussed under the section titled “Risk Factors.”

11.                               You state on page 35 that “Quad/Graphics may be a controlled company... and, as a result, it will rely on certain exemptions from corporate governance requirements” related to the independence of directors. If you will be relying on such an exemption please revise your disclosure in the corporate governance section.

The Company has revised its disclosure under the noted Risk Factor and in the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement — Corporate Governance” to indicate that it will rely on controlled company exemptions from corporate governance requirements related to the independence of directors after the consummation of the arrangement.  Please see page 156 of Amendment No. 1.

Holders of class A stock will not be able to control, page 34

12.                               Please provide more examples of what control by a few shareholders may mean for shareholders. For instance, the voting trust may be able to influence the issuance of more shares or enter into other acquisitions.

The Company has revised its disclosure under the section titled “Risk Factors — Risks Relating to the Arrangement” to provide more examples of what control by a few shareholders may mean for all of the shareholders, including that the voting trust may be able to influence the issuance of additional shares or the Company’s entrance into corporate transactions.  Please see page 33 of Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page 46

13.                               As this is your initial public offering, the Private Securities Litigation Reform Act does not apply to you. As such, please remove references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

The Company has removed the references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act.

Quad/Graphics Business, page 48

14.                               Please indicate Quad/Graphics initial, and any subsequent, forms of organization.

The Company has revised its disclosure under the section titled “Quad/Graphics Business — Overview” to indicate that it was initially organized as a Wisconsin corporation.  Please see page 47 of Amendment No. 1.  The Company’s form of organization has not changed since its incorporation.

15.                               Please explain what you mean by you maintain relationships with leading magazines. Please also explain what you mean when you say you produce consumer titles.

The Company intended the references to maintaining relationships with leading magazines to reflect the fact that it has entered into multi-year contracts to print and provide related services to the magazines indicated.  The Company meant by “produces consumer titles” that it prints and provides related services to the magazines indicated.  The Company has revised its disclosure under the sections titled “Summary” and “Quad/Graphics Business — Overview” in Amendment No. 1 to clarify its meaning.  Please see page 1 and page 47 of Amendment No. 1.

16.                               Please further explain throughout what is meant by disclosures such as “utilizing technology to increase consumer response rates” on page 48 and “integrated data analysis” in the fourth paragraph on page 51. Clarify to indicate whether Quad/Graphics’ technology and data analysis is in reference to the efficiency of Quad/Graphics’ printing operations or whether this means Quad/Graphics perform analyses such as mailing list analysis, demographic analysis, etc. Indicate whether targeting analysis and decisions are made by Quad/Graphics or its customers.

The Company intended the references to “utilizing technology to increase consumer response rates” to indicate its use of technology that enables it to produce personalized and targeted print communications cost-effectively on a mass scale.  These technologies include data analytics technology that enables the Company to analyze mailing list, demographic and other customer-specific data, finishing technologies that enable it to print variable products quickly and cheaply and the Company’s digital media capabilities.  The Company’s references to technology and data analysis are in reference to both the Company’s printing operations and its ability to perform analyses.  For some of its customers, the Company makes targeting analysis and recommendations; other customers conduct such analysis and make decisions without the Company’s direct involvement. The reference to “integrated data analysis” was intended to indicate that the Company’s data analysis capabilities are integrated with its finishing and logistics capabilities as part of its manufacturing platform.  The Company has revised its disclosure under the sections titled “Summary,” “Quad/Graphics Business — Overview,” “Quad/Graphics Business — Competitive Advantages” and “Quad/Graphics Business — Strategy” to clarify its meaning.  Please see pages 1, 47, 50, 51 and 53 of Amendment No. 1.

17.                               Please provide a basis for or remove statements throughout such as “the most efficient and modern manufacturing platform in the commercial printing industry” and “technological advantages” on page 48, “the industry’s largest co-mail program” on page 49, and “the creation of a single universally-integrated platform across its overall operations is unparalleled in the printing industry” on page 52.

In response to this comment, the Company has removed references to “the most efficient and modern manufacturing platform in the commercial printing industry,” “technological advantages” and “the creation of a single universally-integrated platform across its overall operations is unparalleled in the printing industry.”  The Company respectfully advises the Staff that the basis for the statement “what it believes is the industry’s largest co-mail program” is a comparison of the size of its co-mail program with information publicly released by R.R. Donnelley & Sons Co. which indicated that R.R. Donnelley’s co-mail program was approximately 1/3 of the size of the Company’s, the smaller co-mail program of World Color Press and the fact that the revenues of the Company’s other commercial printing competitors are not large enough to indicate that any of them has a co-mail program larger than the Company’s.  The Company has revised the disclosure under the section titled “Quad/Graphics Business — Competitive Advantages — Leading Distribution Capabilities” to indicate its basis for the statement.  Please see page 51of Amendment No. 1.

18.                               Please also provide a basis for or remove your statement that Quad/Graphics is “one of the most profitable commercial printing companies in the industry, as measured by EBITDA.” If you choose to provide a basis for this statement that includes the presentation of Non-GAAP financial measures, please comply with Regulation G and Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that the Company’s belief that it is “one of the most profitable commercial printing companies in the industry, as measured by EBITDA as a percentage of net sales” is based on a comparison of the Company’s EBITDA margin with the EBITDA margins of the eight largest publicly-traded commercial printing companies in North America (as defined by revenue size) for each of the years ended December 31, 2007, 2008 and 2009.  The publicly-traded companies used for the comparison are the following:

•                  R.R. Donnelley & Sons Co.

•                  World Color Press

•                  Transcontinental Inc.

•                  Cenveo Inc.

•                  Consolidated Graphics Inc.

•                  Standard Register Co.

•                  Courier Corp.

•                  Deluxe Corp.

The sources of the EBITDA margins for these companies are their respective filings with the Commission.  The Company has added disclosure under the section titled “Quad/Graphics Business — Competitive Advantages” to indicate the basis for this belief, as well as cross-references to this disclosure where this belief is mentioned elsewhere in the Registration Statement. The Company has also included a cross-reference to the reconciliation and other disclosure required pursuant to Regulation G and Item 10(e) of Regulation S-K as a result of the use of a Non-GAAP financial measure.  Please see page 50 of Amendment No. 1.

19.                               Please further explain how Quad/Graphics facilitates “coordinated multi-channel marketing campaigns.” Explain Quad/Graphics’ “data analytics capabilities” and your “digital media capabilities.” Describe how Quad/Graphics is involved in email campaigns and the use of websites.

The Company facilitates coordinated multi-channel marketing campaigns through the following means:

•             Consulting with customers on strategies for coordinating personalized, targeted print communications with other media channels including electronic media;

•             Leveraging its integrated data analytics, finishing technology and logistics operations; and

•             Deploying its digital media capabilities.

The Company’s data analytics capabilities include gathering, analyzing and applying to print communications mailing list, demographic and other customer-specific data.  The Company’s digital media capabilities include planning, execution and monitoring of email campaigns, use of personalized URLs, and the creation and maintenance of website portals.  The Company has revised the disclosure in the Registration Statement under the sections titled “Quad/Graphics Business —

Competitive Advantages” and “Quad/Graphics Business — Strategy — Drive Print as the Foundation of Coordinated Multi-Channel Marketing Campaigns” to include these further explanations.  Please see pages 50, 51 and 53 of Amendment No. 1.

20.                               Please disclose Quad/Graphics’ competitive position in the industry, if known or reasonably available.

The Company has added disclosure under the section titled “Quad/Graphics Business — Competition” indicating that, according to the December 2009 Printing Impressions PI400, the Company is the fifth largest commercial printer in the United States as measured by revenue.  Please see page 55 of Amendment No. 1.

World Color Press Business page 59

The Arrangement, page 69

21.                               Please expand upon the reasons why World Color Press management and creditors were not in favor of pursuing the indication of interest from R.R. Donnelly on May 12, 2009, as disclosed on page 69.

The section titled “The Arrangement — Background of the Arrangement” has been revised to expand upon the reasons why World Color Press management and creditors were not in favor of pursuing the indication of interest from R.R. Donnelley.  Please see page 70 of Amendment No. 1.

22.                               Please further explain the “strategic alternatives” considered by the World Color Press board of directors on July 21, 2009, including the degree to which any alternatives were pursued and the reasons for not choosing any of the alternatives.

The section titled “The Arrangement — Background of the Arrangement” has been revised to disclose that World Color Press’ board of directors informally discussed potential strategic transactions after July 21, 2009, but did not pursue or rule out any alternatives.  This section has also been revised to disclose that World Color Press’ board of directors formally considered “strategic alternatives” at a board meeting on November 9 and 10, 2009 and to explain such strategic alternatives.  Please see pages 70 and 72 of Amendment No. 1.

23.                               You state on page 70 that “The parties met on several occasions thereafter to discuss... the possible economic and other basic terms of a transaction” and that “During September 2009, representatives of Quad/Graphics and World Color Press continued to meet periodically to discuss the structure, price and other terms.” You also state on page 72 that “On January 7, 8, 15, 20, 24 and 25, 2010, World Color Press’ board of directors met to receive updates on transaction terms, due diligence results and other matters relating to the transaction.” For each meeting or discussion please disclose the dates, parties involved, and the qualitative or quantitative terms discussed.

The section titled “The Arrangement — Background of the Arrangement” has been revised to disclose the dates, parties involved, and the qualitative or quantitative terms discussed for each of the meetings during September 2009 between representatives of the Company and World Color Press and during January 2010 by World Color Press’ board of directors.  Please see pages 71-74 of Amendment No. 1.

24.                               You also briefly discuss meetings held on October 26, 2009 and October 28, 2009 on page 70 and a meeting held “Later in December” on page 71. Please disclose the qualitative and quantitative terms discussed.

The Company has added disclosure under the section titled “The Arrangement — Background of the Arrangement” of the qualitative and quantitative terms discussed at these meetings.  Please see pages 72 and 73 of Amendment No. 1.

25.                               Explain why “World Color Press determined to defer any refinancing decision until the conclusion of the discussions with Quad/Graphics.”

The section titled “The Arrangement — Background of the Arrangement” has been revised to explain the reasons why World Color Press determined to defer the refinancing decision.  Please see page 72 of Amendment No. 1.

26.                               We note that on November 8 and 9, 2009 the World Color Press board received presentations from financial and legal advisors on the possible transaction and on January 19 and 24, 2010 the Quad/Graphics board received presentations and advice from J.P. Morgan Securities. Please provide us the board books on a supplemental basis.

We are providing two (2) copies of the presentation materials prepared by Morgan Stanley for the World Color Press board at its January 20 and 24, 2010 meetings and summarized under the caption “The Arrangement—Background of the Arrangement” to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended. These presentation materials are the final versions of the preliminary presentations made on November 9 and 10, 2009.  In accordance with such Rule, we request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, we also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

We are providing two (2) copies of the presentation materials prepared by J.P. Morgan Securities Inc. for the Company’s board at its January 24, 2010 meeting and summarized under the caption “The Arrangement—Background of the Arrangement” to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rule, we request that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, we also have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.  The Company respectfully advises the Staff that J.P. Morgan Securities Inc. did not make a presentation to the Company’s board at its January 19, 2010 meeting.  The Company has revised the disclosure in the section titled “The Arrangement — Background of the Arrangement” to clarify this point.

27.                               We note on page 239 that the company adopted a new shareholder rights plan on February 19, 2010 “which is not applicable to the arrangement with Quad/Graphics.” Please briefly discuss the process whereby the new rights plan was adopted, how the Quad/Graphics transaction is exempt pursuant the rights plan, and the company’s reasoning in defining “exempt acquisition” in the manner shown in the plan.

The section titled “Comparison of the Rights of Quad/Graphics and World Color Press Common Shareholders” has been revised to add disclosure with respect to the process whereby the new rights plan was adopted, how the arrangement is exempt pursuant to the new rights plan, and World Color Press’ reasoning in defining “exempt acquisition” in the manner shown in the new rights plan.  Please see pages 266 and 267 of Amendment No. 1.

World Color Press’ Reasons, page 72

28.                               Please clarify whether the material factors listed were considered positive factors by the board.

The sentence has been amended to read, “The material positive factors considered by the World Color Press board of directors include the following”.  Please see page 75 of Amendment No. 1.

Opinion of World Color Press’ Financial Advisor, page 75

29.                               Please provide a discussion explaining how Morgan Stanley reached its determination that the consideration to be received was fair to World Color Press shareholders in light of the numerous variables involved in the calculation of the consideration and your statement on page 30 that “shareholders will not be able to calculate the precise value of the consideration.”

The section titled “The Arrangement — Opinion of World Color Press’ Financial Advisor” has been revised to include the requested discussion.  Please see pages 77-86 of Amendment No. 1.

30.                               Please disclose the instructions given and limitations on scope imposed by World Color Press on Morgan Stanley.

World Color Press supplementally advises the Staff that it instructed Morgan Stanley to render an opinion to it as to whether the transaction consideration to be received by the holders of World Color Press common shares pursuant to the arrangement agreement was fair, as of the date of such opinion, from a financial point of view to the holders of World Color Press common shares.  World Color Press further advises the Staff that the World Color Press board of directors placed no limitations on the scope of Morgan Stanley’s opinion other than those contained in Morgan Stanley’s opinion and as disclosed in Amendment No. 1.

31.                               Please explain how the financial analyses prepared by Morgan Stanley took into account the company’s bankruptcy and World Color Press’ short operating history following the bankruptcy. Additionally, in the “Projected Financial Information” section please explain how the financial projections were prepared in light of the bankruptcy and the company’s brief operating history since the bankruptcy.

World Color Press supplementally advises the Staff that Morgan Stanley has informed it that World Color Press’ recent bankruptcy and short operating history post emergence from bankruptcy were not material factors taken into consideration by Morgan Stanley in performing its financial analysis.

The section titled “The Arrangement — Projected Financial Information” has been revised to add disclosure with respect to the preparation of the financial projections by World Color Press management.  Please see page 95 of the Amendment No. 1.

World Color Press Stand-Alone Present Value of Future Share Price Analysis, page 78

32.                               Please clarify whether the “selected peers” and multiples used here and in the Pro Forma Present Value of Future Share Price Analysis were the same as in the Comparable Companies Trading Analysis. If not please identify the companies and the selection criteria used and present the multiples with the high and low values for each group. In either case and for all three analyses, disclose any companies or transactions that were excluded and the reasons for their exclusion.

The section titled “The Arrangement — Opinion of World Color Press’ Financial Advisor” has been revised to include the requested clarification and disclosure.  Please see pages 81-82 of Amendment No. 1.

Comparable Companies Trading Analysis, page 79

33.                               For here, the Precedent Transactions Analysis, and the Premiums Paid Analysis please disclose the actual range of ratios or implied premiums from the group selected and explain why Morgan Stanley chose a representative range rather than the actual range of the group.

The section titled “The Arrangement — Opinion of World Color Press’ Financial Advisor” has been revised to include the requested disclosure.  Please see pages 84- 86 of Amendment No. 1.

Precedent Transactions Analysis, page 80

34.                               For here and in the Premiums Paid Analysis please state whether any transactions were excluded that met your stated criteria. If there were exclusions please state the reasons.

World Color Press supplementally advises the Staff that Morgan Stanley has informed World Color Press that Morgan Stanley is not aware of any relevant precedent transactions within the commercial printing industry that were excluded from its Precedent Transactions Analysis performed or relevant precedent transactions that met its selection criteria that were excluded from its Premiums Paid Analysis performed, in each case as described in the Registration Statement.

35.                               Please explain why the Precedent Transactions Analysis selected transactions between January 2003 and January 2010, but the Premiums Paid Analysis selected transactions between August 1995 and January 2010.

World Color Press supplementally advises the Staff that Morgan Stanley included selected transactions in its Precedent Transactions Analysis between January 2003 and January 2010 because Morgan Stanley did not believe any relevant precedent transactions within the commercial printing industry occurred before January 2003.

World Color Press supplementally advises the Staff that Morgan Stanley included selected transactions in its Premiums Paid Analysis between August 1995 and January 2010 to broaden the data set analyzed (i) because there were no transactions within the commercial printing industry that met Morgan Stanley’s selection criteria, (ii) because of the diversity of the companies and industries represented by the transactions that did meet the selection criteria and (iii) because of the wide range of premiums paid driven by the specific circumstances surrounding the respective companies and industries involved, and the specific economic and market conditions at the time of the transactions.

Quad/Graphics’ Reasons for the Arrangement, page 86

36.                               In the next amendment, please revise to form two lists: one of the factors the board believes favors the transactions; the other of factors that do not favor it. If the board did not consider any negative factors, please state that.

The Company has revised the disclosure under the section titled “The Arrangement — Quad/Graphics’ Reasons for the Arrangement” to reflect separate lists of the factors the Company’s board believes favor the transactions and the factors the Company’s board believes do not favor the transaction.  Please see pages 91 and 92 of Amendment No. 1.

Estimated Potential Synergies Attributable to the Arrangement, page 87

37.                               Please include a summary of the analyses that Quad/Graphics and World Color Press performed in arriving at their synergies estimates, including the key assumptions made in the analyses and components and sources of the cost reduction or cost avoidance opportunities or advise.

The section titled “The Arrangement—Estimated Potential Synergies Attributable to the Arrangement” has been revised to include a summary of the analyses that the Company and World Color Press performed in arriving at their synergies estimates, including the key assumptions made in the analyses and components and sources of the cost reduction or cost avoidance opportunities.  Please see page 93 of Amendment No. 1.

The Arrangement Agreement, page 96

General

38.                               Please clarify, when you refer to preferred shares that are not converted into World Color Press common shares, whether they will be redeemed for cash or converted into Quad/Graphics class A stock.

The section titled “The Arrangement Agreement” has been revised to clarify that World Color Press preferred shares that are not converted into World Color Press common shares will be redeemed for cash.  Please see page 104 of Amendment No. 1.

Consideration to be Received Pursuant to Arrangement, page 97

39.                               Please provide an illustrative example of the consideration to be received to the extent practicable.

The Company respectfully advises the Staff that illustrative examples of the consideration to be received are set forth on pages 110-112 of Amendment No. 1.  The two right-hand columns in the table on page 111 of Amendment No. 1 titled, respectively, “Share Exchange Ratio” and “Per Share Common Cash Consideration” indicate the portion of a share of the Company’s class A stock and the cash consideration that a holder of one World Color Press common share would receive under the circumstances indicated in the table.

Directors and Executive Officers of Quad/Graphics after the Arrangement, page 137

40.                               Disclose the number of deferred share units and restricted share units that are payable to each of the board of directors and to the executive officers. Based on share price information as of the most recently practicable date please separately disclose the lump sum cash payment amounts that would be payable to all unit holders, to the board of directors, and to the executive officers. Additionally, in the Equity Payment Amount discussion of the “Consideration to be Received Pursuant to Arrangement” section please disclose the lump sum cash payment amounts that would he payable to all unit holders based on share price information as of the most recently practicable date.

The section titled “The Arrangement — Interests of World Color Press’ Directors and Executive Officers in the Arrangement” has been revised to add disclosure with respect to (i) the number of deferred share units and restricted share units that are payable to each of the directors and to the executive officers of World Color Press, and (ii) the cash payment amounts that would be payable to all unit holders, to the directors and to the executive officers of World Color Press based on the volume weighted average price of World Color Press common shares for the five trading days preceding March 31, 2010.  Please see pages 98-99 of Amendment No. 1.

The section titled “The Arrangement Agreement — Consideration to be Received Pursuant to the Arrangement” has been revised to add disclosure with respect to the cash payment amounts that would be payable to all holders of deferred share units and restricted share units based on the volume weighted average price of $11.63 for World Color Press common shares for the five trading days preceding March 31, 2010.  Please see page 109 of Amendment No. 1.

41.                               In discussing the experience, qualifications, attributes, or skills of directors and nominees please refrain from using qualitative statements such as “extensive,” “expertise,” “successful,” and “long and varied,” “seasoned,” and “leading role” from your disclosures on pages 137 through 139.

The Company has removed qualitative statements such as the examples cited from the discussion of the experience, qualifications, attributes, or skills of directors and nominees in the Registration Statement.  Please see pages 150-152 of Amendment No. 1.

Corporate Governance, page 141

42.                               Please tell us whether you plan to update your disclosure prior to effectiveness to indicate the national securities exchange in the United States upon which Quad/Graphics intends to list its class A stock. We may have further comment.

The Company respectfully advises the Staff that it has not yet determined upon which national securities exchange in the United States it intends to list its class A stock, but it does intend to list its class A stock on either the New York Stock Exchange LLC (the “NYSE”) or The Nasdaq Stock Market LLC (“NASDAQ”).  Consequently, the Company has revised its disclosure throughout the Registration Statement to indicate that it intends to list on either the NYSE or NASDAQ.  The Company is currently communicating with and evaluating the NYSE and NASDAQ with the intention of selecting one of them shortly.  If the Company makes this determination prior to effectiveness of the Registration Statement, it will update the relevant disclosures therein.  It is possible, however, that the Company will not make the determination until after effectiveness, in which case it will publicly disclose the determination.

Compensation of Executive Officers, page 145

43.                               Refer to the Annual Cash Incentive Compensation on page 150. Please state the specific items of corporate performance are taken into account in setting Quad/Graphics company grade for 2009. Additionally, in describing how this form of compensation was structured, disclose the maximum and threshold payment levels that would have been received for company grades of A and C, respectively.

The Company has revised the discussion of the Annual Cash Incentive Compensation program in the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement — Compensation of Executive Officers — Compensation Discussion and Analysis” to indicate the specific items of corporate performance that the Company’s compensation committee considered in determining the threshold level had not been achieved for 2009.  The Company has also revised the discussion to indicate the maximum and threshold payment levels that would have been received for company grades of A and C, respectively.  Please see page 168 of Amendment No. 1.

44.                               We note that you have not included disclosure about whether Quad/Graphics’ compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Quad/Graphics as required by Item 402(s) of Regulation S-K. Please tell us the analysis you conducted to conclude that you do not need to supply such disclosure.

In concluding that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company, the Company’s management evaluated its various compensation arrangements for executive officers and non-executive officer employees and the incentives created by such arrangements for employees to take risks.  The Company’s management based its conclusions primarily on the fact that the Company currently has no material commission-based compensation programs and that the amounts earned under its primary cash-based incentive program are determined subjectively based on a large number of company-wide performance measures.

The compensation committee of the Company’s board of directors intends to conduct an analysis of the risks arising from the Company’s compensation policies and practices in late April 2010. If the compensation committee determines, based on its analysis, that it believes such risks are reasonably likely to have a material adverse effect on the Company, the Company will revise the Registration Statement before it becomes effective to include the disclosure required by Item 402(s) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 176

45.                               Please name the related persons referred to as “A daughter of Mr. Fowler,” “A brother of Thomas J. Frankowski,” and “The wife of William T. Graushar.”

The Company has revised the disclosure under the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement — Certain Relationships and Related Party Transactions” to name the related persons.  Please see page 191-192 of Amendment No. 1.

46.                               You state that the disclosed transactions were “not deemed to involve a conflict of interest.” We note that Quad/Graphics’ threshold for audit committee review is lower, and is based on whether the transaction “may” involve a conflict of interests. If the audit committee did not perform a review, please tell us how the determination was made that these transactions did not involve a conflict of interest. Please tell us who made this determination, when, and what definition of “conflict of interest” was used.

The Company respectfully advises the Staff that, with respect to all of the related party transactions except for the contributions to The Windhover Foundation, the Company’s management concluded at the time the transactions commenced that review, approval or ratification pursuant to this policy was not required.  The Company’s management made this conclusion based on the following circumstances, which it believed indicated that the transactions did not involve an actual or a potential conflict of interest within the meaning of the policy:

•                  The recipients of the various services provided by the Company or its affiliates to J. Joel Quadracci, Betty Ewens Quadracci and Christopher B. Harned fully reimbursed the Company for the costs of providing such services.

•                  The tax distributions relating to the Company’s S corporation status and the voting trust purchase plan were approved by the full board of directors of the Company.

•                  The employment and other relationships disclosed were considered to be arms’ length relationships for which the compensation paid was, in the subjective judgment of the Company’s management, no more favorable than would have been paid to an unrelated party for similar services.

Under the terms of the audit committee’s policy, the contributions to The Windhover Foundation should have been reviewed but were not.  The Company intends in the future to subject all transactions in which insiders, affiliates or related parties have any interest and in which the amounts involved exceed $50,000, regardless of whether full reimbursement or market rates are involved, to review, approval and ratification pursuant to the audit committee’s policy as long as the policy is in effect.  If, as is expected, the Company’s class A common stock becomes listed on the NYSE or NASDAQ in connection with the consummation of the arrangement, the Company will be required to comply with the requirements of the applicable exchange concerning related party transactions and conflicts of interest.

The Company has revised the disclosure under the section titled “Directors and Executive Officers of Quad/Graphics After the Arrangement — Certain Relationships and Related Party Transactions” to indicate these circumstances and its future intentions concerning these transactions.  Please see page 192 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 182

Note 4: Accounting Policies

47.                               We note that the pro forma financial statements do not adjust for any differences in accounting policies beyond the classification items presented in Note 3 and that management will review World Color Press’ accounting policies upon consummation of the arrangement and conform to policies that are appropriate for the combined company. Pro forma information should reflect conforming changes in accounting principles adopted to show the impact any newly adopted principles will have on the combined company. Please determine whether there are any changes between the accounting principles of the two entities and show the impact of such in the pro forma information.

The Company respectfully acknowledges the Staff’s comment and indicates that it reviewed the World Color Press financial statements and related footnotes, including the World Color Press reconciliation of Canadian GAAP to U.S. GAAP, and made certain inquiries of World Color Press management as part of the due diligence process and reached a preliminary conclusion that there are no anticipated differences between accounting policies that would have a material impact on the combined company financial statements.  Upon consummation of the arrangement, the Company will perform a detailed review of World Color Press’ accounting policies to determine the accounting policies appropriate for the combined company.  As a result of that review, it may become necessary to harmonize the combined company’s consolidated financial statements to conform to the selected accounting policies.

The Company has revised the disclosure in Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements in accordance with the foregoing.  Please see page 203 of Amendment No. 1.

Note 5: Preliminary Estimated Purchase Price

48.                               Please expand note (c) to provide a sensitivity analysis for a range of possible values of the World Color Press common stock used in determining the estimated purchase price based upon percentage increases and decreases in the recent stock price.

The Company has expanded Note 5(c) to the Unaudited Pro Forma Condensed Combined Financial Statements to provide the requested sensitivity analysis and has added corresponding disclosure to Note 5(d).  Please see page 204 of Amendment No. 1.  The Company also advises the Staff that the Preliminary Estimated Purchase Price calculation in the table in Note 5, along with the rest of Note 5, Notes 6 and 7 and the Unaudited Pro Forma Condensed Combined Balance Sheet, has been updated based on an assumed World Color Press common share price of $12.00 to approximate the recent trading price of World Color Press common shares.

49.                               Please include information that enables an investor to understand how the value of the consideration given to World Color Press shareholders could change. It may be helpful to provide a specific example showing how the Equity Payment Amounts and the aggregate Common Cash Consideration change as the share price of the common stock changes.

The Company has added to Note 5(e) to the Unaudited Pro Forma Condensed Combined Financial Statements a cross reference to the specific illustrative examples set forth on page 109-112 of the Registration Statement, which indicate how the Equity Payment Amounts, aggregate Common Cash Consideration, Share Exchange Ratio and Per Share Common Cash Consideration change as the share price of the World Color Press common shares changes.  Please see page 205 of Amendment No. 1.

Note 6: Estimate of Assets to be Acquired and Liabilities to be Assumed

50.                               We note that the amount allocated to identifiable intangible assets in the preliminary purchase allocation is unchanged from the amount reported by World Color Press as a result of adopting fresh start accounting as presented in Note 1 of the financial statements of the Form 40-F filed on March 1, 2010. We also note that subsequent July 31st, World Color Press entered into new, significant customer contracts including ESPN The Magazine and USA WEEKEND. Please tell us why a portion of the purchase price has not been allocated to these significant customer contracts or revise accordingly.

The Company respectfully advises the Staff that, since July 31, 2009, there have been customer additions and contract extensions with existing customers such as those cited by the Staff in this comment, as well as customer losses.  There has also been amortization of the customer contract intangible assets established as of July 31, 2009 through the fresh start accounting procedures.  Based on this offsetting activity it is the Company’s conclusion that the July 31, 2009 valuation remains a reasonable estimate of current customer contract value until a more detailed valuation is completed as of the date of the consummation of the arrangement by a third party valuation expert.

51.                               Please disclose the expected useful lives or amortization periods of significant assets acquired in the purchase business combination, including identified intangibles, in a note to the pro forma financial statements.

The Company has added the requested disclosure in new Notes 6(a) and 6(b) to the Unaudited Pro Forma Condensed Combined Financial Statements.  The Company has renumbered former Notes 6(I) and 6(II) as Notes 6(c) and 6(d), respectively.  Please see pages 206-208 of Amendment No. 1.

52.                               Please expand note (I) to assist an investor in understanding the magnitude of any potential adjustments resulting from bankruptcy contingencies on the combined company. Explain Quad/Graphics’ responsibility with respect to ongoing bankruptcy claims and matters still to be resolved after consummation of the business combination. Also disclose when management expects to have sufficient information to evaluate these contingencies or to estimate a range of outcomes of potential contingencies relating to these matters.

The Company has expanded Note 6(c) to the Unaudited Pro Forma Condensed Combined Financial Statements (formerly Note 6(I)) to include the requested disclosure.  Please see pages 206-208 of Amendment No. 1.

Note 7: Pro Forma Adjustments, page 189

53.                               Please expand note (i) to explain the $100 million multi-employer pension withdrawal liability that is estimated to be incurred by Quad/Graphics, including why the liability exists, how it relates to the purchase transaction, how the amount was estimated, and whether there is a possible range of outcomes that could be owed.

The Company has expanded Note 7(i) to the Unaudited Pro Forma Condensed Combined Financial Statements to explain the withdrawal liability, including why it exists, how it relates to the arrangement and how the amount was estimated. Please see pages 210-211 of Amendment No. 1.  The Company respectfully advises the Staff that, under the Multi-employer Pension Amendments Act, the administrators of a multi-employer plan are required to provide a contributing company with information annually concerning their potential withdrawal liability exposure.  In general, information necessary to compute the liability for withdrawals occurring in the current year would not be available from the administrators until the end of the year.  After the consummation of the arrangement, the Company will continue to request current information as it becomes available.

54.                               Please provide a reconciliation which ties the amounts referenced in the footnotes to the amounts on the face of the pro forma financial statements in the Pro Forma Adjustment column. For example, we note that the $56.9 million adjustment to interest and financial expenses (income) results from the combination of factors detailed in notes o, p, q, and r. A table compiling these amounts that agrees directly to the amount presented on the face of the pro formas would provide ease in understanding the adjustments.

The Company has added a reconciliation table for line items with more than one pro forma adjustment to Note 7 to the Unaudited Pro Forma Condensed Combined Financial Statements.  Please see page 215 of Amendment No. 1.

55.                               Please expand note (s) to provide the separate amounts compiling the adjustment to income taxes. Also provide how you determined the annual tax expense for Quad/Graphics from its change in tax structure.

The Company has expanded Note 7(s) to the Unaudited Pro Forma Condensed Combined Financial Statements to provide the separate amounts and has added an explanation of how the annual tax expense was calculated.  Please see page 213 of Amendment No. 1.

QUAD/GRAPHICS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 193

56.                               We believe your MD&A section could benefit from expanded “Overview” sections that offer investors an introductory understanding of Quad/Graphics, Inc. and the matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same.

The Company has expanded the disclosure under the section titled “Quad/Graphics Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview” to add two additional subsections, titled “Key Performance Metrics Overview” and “Overview of Trends Affecting Quad/Graphics.”  The expanded disclosure is intended to provide an introductory understanding of the Company and the matters with which the Company’s management is concerned primarily in evaluating its financial condition and operating results, address challenges and risks of which the Company’s management is aware and discuss actions being taken to address such challenges and risks.  Please see pages 217-219 of Amendment No. 1.

57.                               Please expand your critical accounting policy for impairment of long-lived assets to discuss the underlying assumptions and estimates involved in evaluating impairment for these assets.

The Company has expanded the disclosure under the section titled “Quad/Graphics Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Impairment of long-lived assets” to discuss the underlying assumptions and estimates involved in evaluating potential impairment for these assets.  Please see pages 238-239 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management of Quad/Graphics, page 215

58.                               You indicate in footnote 13 that the beneficiaries and trustees of the Quad/Graphics voting trust share voting power. Please disclose the names of the beneficiaries of the trust.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, under the terms of the Quad/Graphics voting trust, the beneficiaries do not have voting rights with respect to shares held by the trust; only the trustees may vote the shares.  The trustees’ ability to vote the shares held by the trust is limited with respect to certain extraordinary events (e.g., the total or partial liquidation of the Company) unless the beneficiaries representing at least two-thirds of the stock held by the trust consent to the trustees’ vote, but none of the beneficiaries currently represent two-thirds or more of the stock held by the trust.  Accordingly, the Company has revised footnote 13 to indicate that the beneficiaries of the trust do not have voting power over the shares in the trust.  Please see page 245 of Amendment No. 1.

COMPARISON OF THE RIGHTS OF QUAD/GRAPHICS AND WORLD COLOR PRESS COMMON SHAREHOLDERS, page 228

59.                               Please briefly explain the meaning of a “qualified” shareholder as discussed on page 240.

The Company has added an explanation of the meaning of a “qualified” shareholder.  Please see pages 267-268 of Amendment No. 1.

Quad/Graphics, Inc. Financial Statements

Note 1: Summary of Significant Accounting Policies, page FS-7

60.                               Please disclose your accounting policy for assessing impairment of your property, plant, and equipment.

The Company respectfully advises the Staff that property, plant and equipment had been implicitly included within long-lived assets in the original Registration Statement.  The Company has modified its disclosure under the section titled “Impairment of Long-Lived and Other Intangible Assets” in Note 1 to the Consolidated Financial Statements to indicate expressly that long-lived assets include property, plant and equipment.  Please see pages FS-9 to FS-10 of Amendment No. 1.

Exhibits

Exhibit 2

61.                               Please list briefly the contents of the omitted schedules. Refer to Item 601(b)(2). Tell us briefly why you do not think they need to be filed.

The contents of the omitted schedules relate to the following:

With respect to the Company:	With respect to World Color Press:

Organization and Qualification	Organization and Qualification
Subsidiaries	Subsidiaries
Capitalization	DSUs and RSUs
Financial Statements	Capitalization

With respect to the Company:	With respect to World Color Press:

Tax Matters	Capitalization of Subsidiaries
Certain Changes	Capital Contribution
Litigation	Rights Plan
Environmental Matters	Share Encumbrances and Other Obligations
Employee Benefits	Dividend on Company Preferred Shares
Labor Union	Authorization
Intellectual Property	Change in Control
Certain Contracts	Company Financial Statements
Customer Cancellations	Undisclosed Liabilities
Affiliate Transactions	Tax Matters
Conduct of the Business	Bankruptcy Matters
Premium Limitation	Environmental Matters
Employee Benefits
Labor and Employee Matters
Intellectual Property
Certain Contracts
Change in Control Arrangements
Certain Changes
Litigation
Related Party Transactions
Internal Controls
Disclosure Controls
Customer Cancellations
Liens on Properties and Assets
Insurance Premiums
Brokers or Finders

The Company does not believe the foregoing omitted schedules need to be filed because it believes that the contents of the schedules are either not material to an investment decision or otherwise disclosed in the Registration Statement.

World Color Press, Inc. Form 40-F Filed on March 1, 2010

Our Directors and Officers, page 16

62.                               Please confirm that in any future filings please refrain from using qualitative statements such as “seasoned” and “successfully” in your director and officer descriptions.

World Color Press confirms that in future filings it will refrain from using qualitative statements such as “seasoned” and “successfully” in the director and officer descriptions.

63.                               You state on page 26 that “The risks and uncertainties described in such sections are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.  Please confirm that in future filings you will refrain from using this language.

World Color Press confirms that in future filings it will refrain from using this language.

*            *            *            *

In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the hard copies of Amendment No. 1 submitted herewith.  The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:

•                          Certain changes have been made in the sections titled “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Quad/Graphics Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect the terms that are expected in the debt financing being obtained in connection with the arrangement.

•                          Certain changes have been made in the sections titled “Summary,” “Risk Factors” and “The Arrangement — Regulatory Approvals” to reflect the current status of the arrangement in relation to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other regulatory clearances.

•                          Certain changes have been made in the sections titled “The Arrangement — World Color Press Senior Notes Indenture” and “Unaudited Pro Forma Condensed Combined Financial Information” to reflect World Color Press Inc.’s entry into a Supplemental Indenture to its Senior Notes Indenture.

•                          Certain changes have been made in the sections titled “Risk Factors” and “Material Canadian Federal Income Tax Considerations” to reflect, among other things, the effects of provisions in the Canadian 2010 Federal Budget.

•                          We have added certain disclosures to the Registration Statement to comply with requirements of Canadian law.  These include a description of external auditor fees,

indebtedness of directors and executive officers and prior sales of the Company’s stock, as well as additional disclosure on the difference in voting rights between shareholders of World Color Press Inc. and the Company.

Additionally, as requested, the Company will submit a letter, when it requests acceleration of the effective date of the Registration Statement, acknowledging that:

•                          Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                          The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                          The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *            *            *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Joshua A. Agen at (414) 297-5535.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

Enclosure

cc:                                 Theresa Messinese

Lyn Shenk

U.S. Securities and Exchange Commission

Quad/Graphics and World Color Press S-4 Working Group

(all with enclosure)